UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TerrAscend Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88105E108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 88105E108	13G	Page 2 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW PARTNERS, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	67,466,023
each reporting	7.	sole DISPOSITIVE power	0
person with:	8.	shared dispositive power	67,466,023
9.	aggregate amount beneficially owned by each reporting person	67,466,023
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	33.07%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 88105E108	13G	Page 3 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW OPPORTUNITIES MASTER FUND, LTD.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization CAYMAN ISLANDS
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	26,165,918
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	26,165,918
9.	aggregate amount beneficially owned by each reporting person	26,165,918
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	13.36%
12.	type of reporting person (See Instructions)	CO; FI

CUSIP No. 88105E108	13G	Page 4 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW ASSET MANAGEMENT, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	107,673,591
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	107,673,591
9.	aggregate amount beneficially owned by each reporting person	107,673,591
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	49.06%
12.	type of reporting person (See Instructions)	OO; IA

CUSIP No. 88105E108	13G	Page 5 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW GP, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	107,522,181
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	107,522,181
9.	aggregate amount beneficially owned by each reporting person	107,522,181
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	48.99%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 88105E108	13G	Page 6 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JASON G. WILD
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	5.	sole voting power	1,171,835
beneficially owned by	6.	shared voting power	107,673,591
each reporting	7.	sole dispositive power	1,171,835
person with:	8.	shared dispositive power	107,673,591
9.	aggregate amount beneficially owned by each reporting person	108,845,426
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	49.42%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 88105E108	13G	Page 7 of 11 Pages

Item 1.
(a) Name of Issuer:	TerrAscend Corp.
(b) Address of Issuer’s Principal Executive Offices:	3610 Mavis Road Mississauga, Ontario, L5C 1W2

Item 2.
(a) Name of Person Filing:	This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of TerrAscend Corp. (the “Issuer”) which are beneficially owned by JW Partners, LP (“JWP”), JW Opportunities Master Fund, Ltd. (“JWO”), JW Asset Management, LLC (the “Advisor”), JW GP, LLC (the “General Partner”), and Jason G. Wild (“Wild”) (together, the “Reporting Persons”). See Item 4 below.
(b) Address of Principal Business Office or, if none, Residence:	14 North Lake Rd. Armonk, NY 10504
(c) Citizenship:	JWP is a Delaware limited partnership. JWO is a Cayman corporation. Each of the Advisor and the General Partner is a Delaware limited liability company. Wild is a United States Citizen.
(d) Title of Class of Securities:	Common Stock
(e) CUSIP Number:	88105E108

Item 3.              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 88105E108	13G	Page 8 of 11 Pages

Item 4.              Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 190,876,554 outstanding shares of Common Stock of the Issuer, as of December 19, 2021, as disclosed on the Issuer’s Form 10/A filed with the SEC on January 20, 2022.

Item 5              Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6              Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.              Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.              Identification and Classification of Members of the Group.

See Exhibit 2

Item 9.              Notice of Dissolution of Group.

Not applicable.

Item 10.           Certification

Not applicable

CUSIP No. 88105E108	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

JW PARTNERS, LP
By: JW GP, LLC, its General Partner

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW OPPORTUNITIES MASTER FUND, LTD.
By: JW GP, LLC, its Manager

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW GP, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW ASSET MANAGEMENT, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JASON G. WILD

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

CUSIP No. 88105E108	13G	Page 10 of 11 Pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 88105E108	13G	Page 11 of 11 Pages

Exhibit List

Exhibit 1. Joint Filing Agreement

Exhibit 2. Item 8 Statement

Exhibit 3. Power of Attorney